EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Supplementary Report - Update regarding Class action against Pelephone

(Petitioners Withdrawal)

Tel Aviv, Israel - July 9, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced on July 8, 2019 that further to Bezeq’s Immediate Report dated December 30, 2018 and further to the description in the Chapter on the Description of the Company’s Operations in the Bezeq’s 2018 Periodic Report regarding a claim together with a class action certification motion that was filed against Pelephone Communications Ltd. (“Pelephone”) with the Central District Court on grounds that Pelephone uses existing information in its possession regarding the location of its subscribers for its business needs and sends them text messages pertaining to the sale of services relevant to their location, the Company is pleased to report that on July 8, 2019, the Court approved the withdrawal of the petitioners from the request to approve a class action, struck the motion and rejected the personal claim of the petitioners.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.